SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              HURCO COMPANIES, INC.
                                (NAME OF ISSUER)


                              HURCO COMPANIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    447324104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  MICHAEL DOAR
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              HURCO COMPANIES, INC.
                               ONE TECHNOLOGY WAY
                           INDIANAPOLIS, INDIANA 46268
                                 (317) 293-5309
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH COPIES TO:

                             STEPHEN H. COOPER, ESQ.
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c. [X]    A tender offer.

d. [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

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                            CALCULATION OF FILING FEE
================================================================================
      Transaction valuation: $27,805*           Amount of filing fee: $2.25
================================================================================
* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $3.35 share for the eligible common stock, multiplied by 8,300, the maximum number of shares to be purchased in the offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $2.25             Filing Party:  Hurco Companies, Inc.

  Form or Registration No.: Schedule 13E-3  Date Filed:  June 3, 2003


NY2:\1282181\02\RHC502!.DOC\53459.0004

           This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the "Commission") on June 3, 2003 (as so amended, the "Schedule 13E-3") by Hurco Companies, Inc. (the "Company"). This Schedule 13E-3 relates to the offer (the "Offer") by the Company to purchase for cash all shares of the Company's common stock, no par value (the "Common Stock"), held by stockholders that own 99 or less shares of Common Stock as of the close of business on June 2, 2003, pursuant to the Offer to Purchase, dated June 3, 2003 and the related Letter of Transmittal.

           The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated herein by reference with respect to Items 1 through 16 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

ITEM 16:   EXHIBITS.

           Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

           (a)(6) Form of Letter from the Company to Odd Lot Shareholders.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 13, 2003
                                           HURCO COMPANIES, INC.



                                           By:/s/Michael Doar
                                              ----------------------------------
                                              Name:   Michael Doar
                                              Title:  Chairman of the Board and
                                                      Chief Executive Officer

                                  EXHIBIT INDEX

  EXHIBIT NO.          EXHIBIT
  -----------          -------

   (a)(6)             Form of Letter from Hurco Companies, Inc. to Odd Lot
                      Shareholders.